EXHIBIT 99.1
                          UCI MEDICAL AFFILIATES, INC.
                 REPORTS THIRD QUARTER FISCAL YEAR 2005 RESULTS

Columbia, SC - August 9, 2005 - UCI Medical Affiliates, Inc. (OTC Bulletin
Board: UCIA) announced today that revenue for the quarter ended June 30, 2005 increased to $14,000,000 from $11,318,000 for the quarter ended June 30, 2004.

The Company reported pretax net income of $1,112,000 or $.07 per share for the quarter ended June 30, 2005, as compared to $251,000 or $.02 per share for the quarter ended June 30, 2004. This brought pretax net income to $4,004,000 for the nine months ended June 30, 2005 as compared to $2,230,000 for the nine months ended June 30, 2004. The Company reported net income of $662,391 or $.07 per share for the quarter ended June 30, 2005, as compared to $236,911 or $.02 per share for the quarter ended June 30, 2004; bringing net income to $7,066,000 or $.73 per share for the nine months ended June 30, 2005, as compared to $2,658,000 or $.27 per share for the nine months ended June 30, 2004.

An additional tax benefit of $4,495,000 was recorded during the quarter ended December 31, 2004 and a tax expense of $450,000 was recorded during the quarter ended June 30, 2005.

"Doctors Care is a better company today than a year ago, providing higher quality care and more comprehensive services to our communities," said President and Chief Executive Officer D. Michael Stout, M.D. "We are currently enhancing the patient experience, improving our services beyond patient care to create a better overall experience for every patient. We are achieving this not only through ongoing renovations to our facilities, but also by keeping our staff focused on customer service and the professionalism with which we treat our patients."

The Company's June 30, 2005 balance sheet reflects total assets of $22,870,000 as compared to $17,549,000 at September 30, 2004 while stockholders' equity at June 30, 2005 was $12,846,000 as compared to $5,780,000 at September 30, 2004.

 "Our revenue continues to increase due to the strength of our staff, the services they provide and the ability of these services to meet the growing needs of our communities," said Jerry F. Wells, Jr., CPA, Executive Vice President and Chief Financial Officer. "We are continually setting the bar higher, and doing all we can to live up to our own high standards and the demands and expectations of our patients. This process of constant refinement has resulted in the consistent financial growth we are experiencing today."

UCI Medical Affiliates, Inc. provides nonmedical management and administrative services for a network of 45 freestanding medical centers, 44 of which are located throughout South Carolina and one is located in Knoxville, Tennessee (30 operating as Doctors Care in South Carolina, one as Doctors Care in Knoxville, Tennessee, and 14 as Progressive Physical Therapy Services in South Carolina).

Certain of the statements contained in this Press Release that are not historical facts are forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. We caution readers of this Press Release that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Although our management believes that their expectations of future performance are based on reasonable assumptions within the bounds of their knowledge of their business and operations, we have no assurance that actual results will not differ materially from their expectations. Factors that could cause actual results to differ from expectations include, among other things, (1) the difficulty in controlling our costs of providing healthcare and administering our network of centers; (2) the possible negative effects from changes in reimbursement and capitation payment levels and payment practices by insurance companies, healthcare plans, government payors and other payment sources; (3) the difficulty of attracting primary care physicians; (4) the increasing competition for patients among healthcare providers; (5) possible government regulations negatively impacting our existing organizational structure; (6) the possible negative effects of prospective healthcare reform; (7) the challenges and uncertainties in the implementation of our expansion and development strategy; (8) the dependence on key personnel; (9) adverse conditions in the stock market, the public debt market, and other capital markets (including changes in interest rate conditions); (10) the strength of the United States economy in general and the strength of the local economies in which we conduct operations may be different than expected resulting in, among other things, a reduced demand for practice management services; (11) the demand for our products and services; (12) technological changes; (13) the ability to increase market share; (14) the adequacy of expense projections and estimates of impairment loss; (15) the impact of change in accounting policies by the Securities and Exchange Commission; (16) unanticipated regulatory or judicial proceedings; (17) the impact on our business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts; (18) other factors described in this Press Release and in our other reports filed with the Securities and Exchange Commission; and (19) our success at managing the risks involved in the foregoing.

Contact: Jerry F. Wells, Jr., CPA, Executive Vice President and Chief Financial Officer
                  UCI Medical Affiliates, Inc.
                  4416 Forest Drive
                  Columbia, South Carolina  29206
                  (803) 782-4278
                  www.DoctorsCare.com